

ANGLO AMERICAN



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Secretary's Office

A J Guthrie
Companies Secretary

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8752
e-mail tguthrie@angloamerican.co.uk



4 January, 2002

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public Press Releases relating to:

- Notification concerning interests in Ordinary Shares of US$0.50 each in the capital of the company.
- Mondi cash offer for La Rochette.
- Changes in director's interests in the Ordinary Shares of the company.

Yours faithfully
For and on behalf of
Anglo American plc

A J Guthrie
Company Secretary

Enc - 5 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received today a notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transactions specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Central Holdings International Limited ("CHIL") of 8 Rheinbergerstrasse, Vaduz, Liechtenstein;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

On 9 November 2001, CHIL, Capricorn, CHL, the EOS Trustees, EOS and Spectre advised of a notifiable interest in 71,742,085 Ordinary Shares, registered in the names of the companies listed below:-

Company	Number of Ordinary Shares
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741
CHL	29,595,964
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Naunton Limited	1,134

Also on 9 November 2001, CHLI advised you of a notifiable interest of 49,087,843 Ordinary Shares, being those registered in the names of CHL, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

On 23 November 2001, 5,000,000 of the Ordinary Shares previously registered in the name of CHL were registered in the name of Goldman Sachs Security Nominees Limited ("Goldman") leaving a balance of 24,595,964 shares registered in the name of CHL.

On 20 December 2001, the Ordinary Shares previously registered as follows:-

Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741

ceased to be registered in the above names and became registered in the name of Naunton Limited.

On 20 December 2001, CHIL ceased to have a notifiable interest in 71,742,085 Ordinary Shares and CHI acquired a notifiable interest in 71,742,085 Ordinary Shares.

Following the above transactions, CHI, Capricorn, CHL, the EOS Trustees, EOS and Spectre had a notifiable interest in 71,742,085 Ordinary Shares. These Ordinary Shares are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman	5,000,000
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 49,087,843 shares, being those specified above as registered in the names of CHL, Goldman, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

END


Mondi


ANGLO
AMERICAN

FOR IMMEDIATE RELEASE 2 January 2002

Mondi cash Offer for La Rochette

- Mondi, a subsidiary of Anglo American PLC, has announced today that it has filed a public Offer, in cash, for La Rochette with the French Stock Exchange Market Authorities.

- The Offer will be 11.60 euros in cash for each La Rochette share, and 12.76 euros for each 4.5% 1988 convertible bond and 12.29 euros for each 1994 5% convertible bond in La Rochette, resulting in a total value for the issued and outstanding share capital of La Rochette of 298 million euros.

- The Offer represents a premium of approximately

  - 81% over the closing share price before the acquisition of a 22% stake in La Rochette on 24 December 2001
  - 18% over the closing share price on 28 December 2001, the last business day prior to this announcement.

- Mondi has received an undertaking(1) from La Rochette's largest shareholder, Paribas Affaires Industrielles, to tender shares to the Offer, representing 23.2% of the current issued and outstanding share capital of La Rochette,.

- The combination of Mondi with La Rochette will enable Mondi to increase its market position in the French corrugated packaging market significantly and offer synergies in sales, R&D, logistics and IT. Given the complementary strengths of the two companies the combination will provide La Rochette with expanded geographic coverage, a broader customer base and a more secure future within the Anglo American group.

- The Offer is conditional upon obtaining the majority of the fully diluted share capital and voting rights of La Rochette. Mondi does not currently own any shares or convertible securities in La Rochette.


Mondi


ANGLO
AMERICAN

(1) As long as Mondi is the highest final cash bidder.

Commenting on the offer, David Hathorn, Chief Executive Officer of Mondi Europe, said:
"Our Offer reflects the full and fair value of La Rochette. The strategic fit between the two companies is good and, should our Offer succeed, we are confident that the value created will be to the long-term benefit of all stakeholders in La Rochette and of the shareholders of Anglo American".

Peter Oswald, Chief Executive Officer of Mondi Packaging Europe, said:
"Corrugated packaging is a growth business for the group and we have established a successful track record of integrating acquisitions in Europe as we expand in this sector.
The combined Mondi and La Rochette group will be in a unique position to offer its clients the services and products that they require on a wider geographic basis".

Mondi is being advised by Rothschild & Cie (François Henrot, Philippe Lansade).

A Press Conference, to which analysts are welcome, hosted by Mondi will take place today at 11:15 CET (10:15 UK) at the Press Club de France, 8 rue Jean Goujon, 75008 Paris.
Those who are unable to attend in person but who wish to participate in the press conference by telephone should dial +44 20 82 40 82 43 (or 0208 240 8243 if ringing within the UK). French and English language simultaneous translation will be provided. Playback of the press conference will be available afterwards until Friday 4 January on +44 208 288 4459, Code 637152.

Enquiries:

Mondi
David Hathorn +27 82 893 68 17 / +43 66 44 11 21 76
Peter Oswald +43 1 795 074023 / +43 66 44 11 21 82

Anglo American
Edward Bickham +44 20 7698 8547
Marion Dixon +27 11 638 3001


Mondi


ANGLO
AMERICAN

Brunswick
Andrew Dewar 01 53 96 83 83
Patricia Perrier 01 53 96 83 83

This Offer and the distribution to the general public of the prospectus remain subject to the approval of the French stock market authorities.

Note for Editors:

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 3.4 billion in 2000 and an operating profit of US$ 456 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Anglo American PLC is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse with operations in over 40 countries in Africa, Europe, South and North America and Australia. The company is listed in London, Johannesburg and Switzerland. (www.angloamerican.co.uk)

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 2 and 3 January 2002, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 19,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,904,594 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 3 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

4 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 21 - 28 December 2001 (both days inclusive), Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 50,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,924,294 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 2 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

2 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 20 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 21,850 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,974,994 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 20 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

21 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 19 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 23,300 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,996,844 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 19 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

20 December 2001

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received today a notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transactions specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Central Holdings International Limited ("CHIL") of 8 Rheinbergerstrasse, Vaduz, Liechtenstein;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

On 9 November 2001, CHIL, Capricorn, CHL, the EOS Trustees, EOS and Spectre advised of a notifiable interest in 71,742,085 Ordinary Shares, registered in the names of the companies listed below:-

Company	Number of Ordinary Shares
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741
CHL	29,595,964
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Naunton Limited	1,134

Also on 9 November 2001, CHLI advised you of a notifiable interest of 49,087,843 Ordinary Shares, being those registered in the names of CHL, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

On 23 November 2001, 5,000,000 of the Ordinary Shares previously registered in the name of CHL were registered in the name of Goldman Sachs Security Nominees Limited ("Goldman") leaving a balance of 24,595,964 shares registered in the name of CHL.

On 20 December 2001, the Ordinary Shares previously registered as follows:-

Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741

ceased to be registered in the above names and became registered in the name of Naunton Limited.

On 20 December 2001, CHIL ceased to have a notifiable interest in 71,742,085 Ordinary Shares and CHI acquired a notifiable interest in 71,742,085 Ordinary Shares.

Following the above transactions, CHI, Capricorn, CHL, the EOS Trustees, EOS and Spectre had a notifiable interest in 71,742,085 Ordinary Shares. These Ordinary Shares are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman	5,000,000
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 49,087,843 shares, being those specified above as registered in the names of CHL, Goldman, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

END


Mondi


ANGLO
AMERICAN

FOR IMMEDIATE RELEASE 2 January 2002

Mondi cash Offer for La Rochette

- Mondi, a subsidiary of Anglo American PLC, has announced today that it has filed a public Offer, in cash, for La Rochette with the French Stock Exchange Market Authorities.

- The Offer will be 11.60 euros in cash for each La Rochette share, and 12.76 euros for each 4.5% 1988 convertible bond and 12.29 euros for each 1994 5% convertible bond in La Rochette, resulting in a total value for the issued and outstanding share capital of La Rochette of 298 million euros.

- The Offer represents a premium of approximately

    - 81% over the closing share price before the acquisition of a 22% stake in La Rochette on 24 December 2001
    - 18% over the closing share price on 28 December 2001, the last business day prior to this announcement.

- Mondi has received an undertaking(1) from La Rochette's largest shareholder, Paribas Affaires Industrielles, to tender shares to the Offer, representing 23.2% of the current issued and outstanding share capital of La Rochette,.

- The combination of Mondi with La Rochette will enable Mondi to increase its market position in the French corrugated packaging market significantly and offer synergies in sales, R&D, logistics and IT. Given the complementary strengths of the two companies the combination will provide La Rochette with expanded geographic coverage, a broader customer base and a more secure future within the Anglo American group.

- The Offer is conditional upon obtaining the majority of the fully diluted share capital and voting rights of La Rochette. Mondi does not currently own any shares or convertible securities in La Rochette.


Mondi


ANGLO
AMERICAN

(1) As long as Mondi is the highest final cash bidder.

Commenting on the offer, David Hathorn, Chief Executive Officer of Mondi Europe, said:
"Our Offer reflects the full and fair value of La Rochette. The strategic fit between the two companies is good and, should our Offer succeed, we are confident that the value created will be to the long-term benefit of all stakeholders in La Rochette and of the shareholders of Anglo American".

Peter Oswald, Chief Executive Officer of Mondi Packaging Europe, said:
"Corrugated packaging is a growth business for the group and we have established a successful track record of integrating acquisitions in Europe as we expand in this sector.
The combined Mondi and La Rochette group will be in a unique position to offer its clients the services and products that they require on a wider geographic basis".

Mondi is being advised by Rothschild & Cie (François Henrot, Philippe Lansade).

A Press Conference, to which analysts are welcome, hosted by Mondi will take place today at 11:15 CET (10:15 UK) at the Press Club de France, 8 rue Jean Goujon, 75008 Paris.
Those who are unable to attend in person but who wish to participate in the press conference by telephone should dial +44 20 82 40 82 43 (or 0208 240 8243 if ringing within the UK). French and English language simultaneous translation will be provided. Playback of the press conference will be available afterwards until Friday 4 January on +44 208 288 4459, Code 637152.

Enquiries:

Mondi
David Hathorn +27 82 893 68 17 / +43 66 44 11 21 76
Peter Oswald +43 1 795 074023 / +43 66 44 11 21 82

Anglo American
Edward Bickham +44 20 7698 8547
Marion Dixon +27 11 638 3001


Mondi


ANGLO
AMERICAN

Brunswick
Andrew Dewar 01 53 96 83 83
Patricia Perrier 01 53 96 83 83

This Offer and the distribution to the general public of the prospectus remain subject to the approval of the French stock market authorities.

Note for Editors:

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 3.4 billion in 2000 and an operating profit of US$ 456 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Anglo American PLC is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse with operations in over 40 countries in Africa, Europe, South and North America and Australia. The company is listed in London, Johannesburg and Switzerland. (www.angloamerican.co.uk)

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 2 and 3 January 2002, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 19,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,904,594 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 3 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

4 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 21 - 28 December 2001 (both days inclusive), Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 50,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,924,294 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 2 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

2 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 20 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 21,850 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,974,994 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 20 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

21 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 19 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 23,300 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,996,844 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 19 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

20 December 2001

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received today a notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transactions specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Central Holdings International Limited ("CHIL") of 8 Rheinbergerstrasse, Vaduz, Liechtenstein;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

On 9 November 2001, CHIL, Capricorn, CHL, the EOS Trustees, EOS and Spectre advised of a notifiable interest in 71,742,085 Ordinary Shares, registered in the names of the companies listed below:-

Company	Number of Ordinary Shares
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741
CHL	29,595,964
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Naunton Limited	1,134

Also on 9 November 2001, CHLI advised you of a notifiable interest of 49,087,843 Ordinary Shares, being those registered in the names of CHL, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

On 23 November 2001, 5,000,000 of the Ordinary Shares previously registered in the name of CHL were registered in the name of Goldman Sachs Security Nominees Limited ("Goldman") leaving a balance of 24,595,964 shares registered in the name of CHL.

On 20 December 2001, the Ordinary Shares previously registered as follows:-

Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741

ceased to be registered in the above names and became registered in the name of Naunton Limited.

On 20 December 2001, CHIL ceased to have a notifiable interest in 71,742,085 Ordinary Shares and CHI acquired a notifiable interest in 71,742,085 Ordinary Shares.

Following the above transactions, CHI, Capricorn, CHL, the EOS Trustees, EOS and Spectre had a notifiable interest in 71,742,085 Ordinary Shares. These Ordinary Shares are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman	5,000,000
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 49,087,843 shares, being those specified above as registered in the names of CHL, Goldman, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

END


Mondi


ANGLO
AMERICAN

FOR IMMEDIATE RELEASE 2 January 2002

Mondi cash Offer for La Rochette

- Mondi, a subsidiary of Anglo American PLC, has announced today that it has filed a public Offer, in cash, for La Rochette with the French Stock Exchange Market Authorities.

- The Offer will be 11.60 euros in cash for each La Rochette share, and 12.76 euros for each 4.5% 1988 convertible bond and 12.29 euros for each 1994 5% convertible bond in La Rochette, resulting in a total value for the issued and outstanding share capital of La Rochette of 298 million euros.

- The Offer represents a premium of approximately

    - 81% over the closing share price before the acquisition of a 22% stake in La Rochette on 24 December 2001
    - 18% over the closing share price on 28 December 2001, the last business day prior to this announcement.

- Mondi has received an undertaking(1) from La Rochette's largest shareholder, Paribas Affaires Industrielles, to tender shares to the Offer, representing 23.2% of the current issued and outstanding share capital of La Rochette,.

- The combination of Mondi with La Rochette will enable Mondi to increase its market position in the French corrugated packaging market significantly and offer synergies in sales, R&D, logistics and IT. Given the complementary strengths of the two companies the combination will provide La Rochette with expanded geographic coverage, a broader customer base and a more secure future within the Anglo American group.

- The Offer is conditional upon obtaining the majority of the fully diluted share capital and voting rights of La Rochette. Mondi does not currently own any shares or convertible securities in La Rochette.


Mondi


ANGLO
AMERICAN

(1) As long as Mondi is the highest final cash bidder.

Commenting on the offer, David Hathorn, Chief Executive Officer of Mondi Europe, said:
"Our Offer reflects the full and fair value of La Rochette. The strategic fit between the two companies is good and, should our Offer succeed, we are confident that the value created will be to the long-term benefit of all stakeholders in La Rochette and of the shareholders of Anglo American".

Peter Oswald, Chief Executive Officer of Mondi Packaging Europe, said:
"Corrugated packaging is a growth business for the group and we have established a successful track record of integrating acquisitions in Europe as we expand in this sector.
The combined Mondi and La Rochette group will be in a unique position to offer its clients the services and products that they require on a wider geographic basis".

Mondi is being advised by Rothschild & Cie (François Henrot, Philippe Lansade).

A Press Conference, to which analysts are welcome, hosted by Mondi will take place today at 11:15 CET (10:15 UK) at the Press Club de France, 8 rue Jean Goujon, 75008 Paris.
Those who are unable to attend in person but who wish to participate in the press conference by telephone should dial +44 20 82 40 82 43 (or 0208 240 8243 if ringing within the UK). French and English language simultaneous translation will be provided. Playback of the press conference will be available afterwards until Friday 4 January on +44 208 288 4459, Code 637152.

Enquiries:

Mondi
David Hathorn +27 82 893 68 17 / +43 66 44 11 21 76
Peter Oswald +43 1 795 074023 / +43 66 44 11 21 82

Anglo American
Edward Bickham +44 20 7698 8547
Marion Dixon +27 11 638 3001


Mondi


ANGLO
AMERICAN

Brunswick

Andrew Dewar	01 53 96 83 83
Patricia Perrier	01 53 96 83 83

This Offer and the distribution to the general public of the prospectus remain subject to the approval of the French stock market authorities.

Note for Editors:

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 3.4 billion in 2000 and an operating profit of US$ 456 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Anglo American PLC is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse with operations in over 40 countries in Africa, Europe, South and North America and Australia. The company is listed in London, Johannesburg and Switzerland. (www.angloamerican.co.uk)

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 2 and 3 January 2002, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 19,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,904,594 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 3 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

4 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 21 - 28 December 2001 (both days inclusive), Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 50,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,924,294 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 2 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

2 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 20 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 21,850 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,974,994 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 20 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

21 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 19 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 23,300 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,996,844 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 19 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

20 December 2001

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received today a notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transactions specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Central Holdings International Limited ("CHIL") of 8 Rheinbergerstrasse, Vaduz, Liechtenstein;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

On 9 November 2001, CHIL, Capricorn, CHL, the EOS Trustees, EOS and Spectre advised of a notifiable interest in 71,742,085 Ordinary Shares, registered in the names of the companies listed below:-

Company	Number of Ordinary Shares
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741
CHL	29,595,964
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Naunton Limited	1,134

Also on 9 November 2001, CHLI advised you of a notifiable interest of 49,087,843 Ordinary Shares, being those registered in the names of CHL, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

On 23 November 2001, 5,000,000 of the Ordinary Shares previously registered in the name of CHL were registered in the name of Goldman Sachs Security Nominees Limited ("Goldman") leaving a balance of 24,595,964 shares registered in the name of CHL.

On 20 December 2001, the Ordinary Shares previously registered as follows:-

Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741

ceased to be registered in the above names and became registered in the name of Naunton Limited.

On 20 December 2001, CHIL ceased to have a notifiable interest in 71,742,085 Ordinary Shares and CHI acquired a notifiable interest in 71,742,085 Ordinary Shares.

Following the above transactions, CHI, Capricorn, CHL, the EOS Trustees, EOS and Spectre had a notifiable interest in 71,742,085 Ordinary Shares. These Ordinary Shares are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman	5,000,000
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 49,087,843 shares, being those specified above as registered in the names of CHL, Goldman, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

END


Mondi


ANGLO
AMERICAN

FOR IMMEDIATE RELEASE 2 January 2002

Mondi cash Offer for La Rochette

- Mondi, a subsidiary of Anglo American PLC, has announced today that it has filed a public Offer, in cash, for La Rochette with the French Stock Exchange Market Authorities.

- The Offer will be 11.60 euros in cash for each La Rochette share, and 12.76 euros for each 4.5% 1988 convertible bond and 12.29 euros for each 1994 5% convertible bond in La Rochette, resulting in a total value for the issued and outstanding share capital of La Rochette of 298 million euros.

- The Offer represents a premium of approximately

  - 81% over the closing share price before the acquisition of a 22% stake in La Rochette on 24 December 2001
  - 18% over the closing share price on 28 December 2001, the last business day prior to this announcement.

- Mondi has received an undertaking(1) from La Rochette's largest shareholder, Paribas Affaires Industrielles, to tender shares to the Offer, representing 23.2% of the current issued and outstanding share capital of La Rochette,.

- The combination of Mondi with La Rochette will enable Mondi to increase its market position in the French corrugated packaging market significantly and offer synergies in sales, R&D, logistics and IT. Given the complementary strengths of the two companies the combination will provide La Rochette with expanded geographic coverage, a broader customer base and a more secure future within the Anglo American group.

- The Offer is conditional upon obtaining the majority of the fully diluted share capital and voting rights of La Rochette. Mondi does not currently own any shares or convertible securities in La Rochette.





(1) As long as Mondi is the highest final cash bidder.

Commenting on the offer, David Hathorn, Chief Executive Officer of Mondi Europe, said:
"Our Offer reflects the full and fair value of La Rochette. The strategic fit between the two companies is good and, should our Offer succeed, we are confident that the value created will be to the long-term benefit of all stakeholders in La Rochette and of the shareholders of Anglo American".

Peter Oswald, Chief Executive Officer of Mondi Packaging Europe, said:
"Corrugated packaging is a growth business for the group and we have established a successful track record of integrating acquisitions in Europe as we expand in this sector.
The combined Mondi and La Rochette group will be in a unique position to offer its clients the services and products that they require on a wider geographic basis".

Mondi is being advised by Rothschild & Cie (François Henrot, Philippe Lansade).

A Press Conference, to which analysts are welcome, hosted by Mondi will take place today at 11:15 CET (10:15 UK) at the Press Club de France, 8 rue Jean Goujon, 75008 Paris.
Those who are unable to attend in person but who wish to participate in the press conference by telephone should dial +44 20 82 40 82 43 (or 0208 240 8243 if ringing within the UK). French and English language simultaneous translation will be provided. Playback of the press conference will be available afterwards until Friday 4 January on +44 208 288 4459, Code 637152.

Enquiries:

Mondi
David Hathorn +27 82 893 68 17 / +43 66 44 11 21 76
Peter Oswald +43 1 795 074023 / +43 66 44 11 21 82

Anglo American
Edward Bickham +44 20 7698 8547
Marion Dixon +27 11 638 3001


Mondi




ANGLO
AMERICAN

Brunswick
Andrew Dewar 01 53 96 83 83
Patricia Perrier 01 53 96 83 83

This Offer and the distribution to the general public of the prospectus remain subject to the approval of the French stock market authorities.

Note for Editors:

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 3.4 billion in 2000 and an operating profit of US$ 456 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Anglo American PLC is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse with operations in over 40 countries in Africa, Europe, South and North America and Australia. The company is listed in London, Johannesburg and Switzerland. (www.angloamerican.co.uk)

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 2 and 3 January 2002, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 19,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,904,594 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 3 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

4 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 21 - 28 December 2001 (both days inclusive), Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 50,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,924,294 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 2 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

2 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 20 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 21,850 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,974,994 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 20 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

21 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 19 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 23,300 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,996,844 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 19 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

20 December 2001

Notification concerning interests in ordinary shares of US$0.50 each in the capital of Anglo American plc ("the Company")

We received today a notice given on behalf of the following entities pursuant to sections 198(1), 202(3) and 202(4) of the Companies Act 1985 in relation to the transactions specified below.

The entities concerned are:-

- Capricorn Trustees Limited ("Capricorn") of 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands;
- Central Holdings International Limited ("CHIL") of 8 Rheinbergerstrasse, Vaduz, Liechtenstein;
- Centhold International Limited ("CHI") of 9 Columbus Centre, aforesaid;
- Central Holdings Limited ("CHL") of 2 rue Tony Neuman, L-2241 Luxembourg;
- CHL Investments ("CHLI") of 2 rue Tony Neuman, aforesaid;
- E O & Son Holdings Limited ("EOS") of 9 Columbus Centre, aforesaid;
- Maitland Trustees Limited and Theseus Limited ("the EOS Trustees") both of 9 Columbus Centre, aforesaid; and
- Spectre Limited ("Spectre") of 9 Columbus Centre, aforesaid.

On 9 November 2001, CHIL, Capricorn, CHL, the EOS Trustees, EOS and Spectre advised of a notifiable interest in 71,742,085 Ordinary Shares, registered in the names of the companies listed below:-

Company	Number of Ordinary Shares
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741
CHL	29,595,964
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Naunton Limited	1,134

Also on 9 November 2001, CHLI advised you of a notifiable interest of 49,087,843 Ordinary Shares, being those registered in the names of CHL, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

On 23 November 2001, 5,000,000 of the Ordinary Shares previously registered in the name of CHL were registered in the name of Goldman Sachs Security Nominees Limited ("Goldman") leaving a balance of 24,595,964 shares registered in the name of CHL.

On 20 December 2001, the Ordinary Shares previously registered as follows:-

Kavener Holdings Limited	1,577,664
Mazarin Holdings Limited	631,643
Capricorn Trustees Limited	8,945,656
Centhold Limited	2,599,741

ceased to be registered in the above names and became registered in the name of Naunton Limited.

On 20 December 2001, CHIL ceased to have a notifiable interest in 71,742,085 Ordinary Shares and CHI acquired a notifiable interest in 71,742,085 Ordinary Shares.

Following the above transactions, CHI, Capricorn, CHL, the EOS Trustees, EOS and Spectre had a notifiable interest in 71,742,085 Ordinary Shares. These Ordinary Shares are registered as follows:-

Company	**No of Ordinary Shares**
CHL	24,595,964
Goldman	5,000,000
Debswana Diamond Company (Proprietary) Limited	18,321,987
Felton Holdings Limited	1,169,892
Gartland Limited	8,898,404
Naunton Limited	13,755,838

CHLI had a notifiable interest in 49,087,843 shares, being those specified above as registered in the names of CHL, Goldman, Debswana Diamond Company (Proprietary) Limited and Felton Holdings Limited.

END



Mondi


RECEIVED
JAN 30 2002
352



ANGLO AMERICAN

FOR IMMEDIATE RELEASE

2 January 2002

Mondi cash Offer for La Rochette

- Mondi, a subsidiary of Anglo American PLC, has announced today that it has filed a public Offer, in cash, for La Rochette with the French Stock Exchange Market Authorities.

- The Offer will be 11.60 euros in cash for each La Rochette share, and 12.76 euros for each 4.5% 1988 convertible bond and 12.29 euros for each 1994 5% convertible bond in La Rochette, resulting in a total value for the issued and outstanding share capital of La Rochette of 298 million euros.

- The Offer represents a premium of approximately

  - 81% over the closing share price before the acquisition of a 22% stake in La Rochette on 24 December 2001
  - 18% over the closing share price on 28 December 2001, the last business day prior to this announcement.

- Mondi has received an undertaking[1] from La Rochette's largest shareholder, Paribas Affaires Industrielles, to tender shares to the Offer, representing 23.2% of the current issued and outstanding share capital of La Rochette,.

- The combination of Mondi with La Rochette will enable Mondi to increase its market position in the French corrugated packaging market significantly and offer synergies in sales, R&D, logistics and IT. Given the complementary strengths of the two companies the combination will provide La Rochette with expanded geographic coverage, a broader customer base and a more secure future within the Anglo American group.

- The Offer is conditional upon obtaining the majority of the fully diluted share capital and voting rights of La Rochette. Mondi does not currently own any shares or convertible securities in La Rochette.


Mondi


ANGLO
AMERICAN

(1) As long as Mondi is the highest final cash bidder.

Commenting on the offer, David Hathorn, Chief Executive Officer of Mondi Europe, said:
"Our Offer reflects the full and fair value of La Rochette. The strategic fit between the two companies is good and, should our Offer succeed, we are confident that the value created will be to the long-term benefit of all stakeholders in La Rochette and of the shareholders of Anglo American".

Peter Oswald, Chief Executive Officer of Mondi Packaging Europe, said:
"Corrugated packaging is a growth business for the group and we have established a successful track record of integrating acquisitions in Europe as we expand in this sector.
The combined Mondi and La Rochette group will be in a unique position to offer its clients the services and products that they require on a wider geographic basis".

Mondi is being advised by Rothschild & Cie (François Henrot, Philippe Lansade).

A Press Conference, to which analysts are welcome, hosted by Mondi will take place today at 11:15 CET (10:15 UK) at the Press Club de France, 8 rue Jean Goujon, 75008 Paris.
Those who are unable to attend in person but who wish to participate in the press conference by telephone should dial +44 20 82 40 82 43 (or 0208 240 8243 if ringing within the UK). French and English language simultaneous translation will be provided. Playback of the press conference will be available afterwards until Friday 4 January on +44 208 288 4459, Code 637152.

Enquiries:

Mondi
David Hathorn +27 82 893 68 17 / +43 66 44 11 21 76
Peter Oswald +43 1 795 074023 / +43 66 44 11 21 82

Anglo American
Edward Bickham +44 20 7698 8547
Marion Dixon +27 11 638 3001



Mondi


RECEIVED
JAN 3 0 2002
352



ANGLO AMERICAN

Brunswick
Andrew Dewar 01 53 96 83 83
Patricia Perrier 01 53 96 83 83

This Offer and the distribution to the general public of the prospectus remain subject to the approval of the French stock market authorities.

Note for Editors:

Mondi encompasses the Forest Product activities of Anglo American. Mondi generated a consolidated turnover of US$ 3.4 billion in 2000 and an operating profit of US$ 456 million. Mondi is an international, integrated forest products and packaging group. Mondi has operations and interests in Europe and South Africa. Mondi's main activities are corrugated packaging, industrial sacks and graphic paper. Mondi has around 115 plants throughout Europe and is operating under the brands of:

- Mondi Packaging for corrugated packaging
- Frantschach for industrial sacks, barrier coated paper and flexible packaging
- Neusiedler for uncoated woodfree paper

Mondi also holds a 50% stake in Aylesford Newsprint.

Anglo American PLC is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The Group is geographically diverse with operations in over 40 countries in Africa, Europe, South and North America and Australia. The company is listed in London, Johannesburg and Switzerland. (www.angloamerican.co.uk)

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 2 and 3 January 2002, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 19,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,904,594 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 3 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

4 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 21 - 28 December 2001 (both days inclusive), Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 50,700 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,924,294 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 2 January 2002.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison

A W Lea

W A Nairn

J Ogilvie Thompson

A J Trahar

G A Wilkinson

Deputy Secretary

2 January 2002

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 20 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 21,850 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,974,994 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 20 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

21 December 2001

ANGLO AMERICAN PLC

Directors' Interests

Below are details of changes in directors' interests in the Ordinary Shares of Anglo American plc (the "Company").

On 19 December 2001, Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan ("the Trust"), transferred 23,300 Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 58,996,844 Ordinary Shares held by the Trust.

The Company was advised of this transaction on 19 December 2001.

The Trust is a discretionary trust of which employees or former employees of Anglo American plc and certain of its subsidiaries are potential beneficiaries. The following directors are, therefore, interested in the Ordinary Shares held in the Trust from time to time in the same way as other employees or former employees of Anglo American plc and certain of its subsidiaries:-

B E Davison
A W Lea
W A Nairn
J Ogilvie Thompson
A J Trahar

G A Wilkinson
Deputy Secretary

20 December 2001